Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES RESOLUTION OF THE BOARD OF DIRECTORS

Medellin, Colombia, November 24, 2020

At the meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) unanimously authorized Jose Mauricio Rodriguez Rios, Chief Internal Auditor Officer, to proceed with the sale of his units in an investment portfolio (Fondo de Acciones SVA) which represent shares of Bancolombia.

The sale transaction by Mr. Rodriguez Rios will be made in accordance with Bancolombia’s internal procedures for the sale and purchase of its shares by officers, which are publicly available on Bancolombia’s Investor Relations website at www.grupobancolombia.com.co, in the “Corporate Governance” section.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371